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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SABA SOFTWARE, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

784932600 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 5 Pages

CUSIP No. 784932600	13G/A	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). Babak Yazdani
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 1,753,234 6 SHARED VOTING POWER 0 7 SOLE DISPOSITIVE POWER 1,753,234 8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,753,234[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7%
12	TYPE OF REPORTING PERSON (See Instructions) IN
[1]	Babak Yazdani (the “Reporting Person”) may have been deemed to be part of a group with the Voting Stockholder Parties (as defined below) and with Centra Software, Inc. (“Centra”) as of December 31, 2005 pursuant to the terms of a Voting Agreement (as defined below). The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of, and does not have investment power of the power to dispose of, the 4,219,813 shares of Common Stock, par value $0.001 per share (the “Common Stock”), in the aggregate, beneficially owned by the Voting Stockholder Parties and other reporting persons (including shares underlying options exercisable within 60 days), as reported in a Schedule 13D/A filed by Pequot Capital Management, Inc. on October 21, 2005 and a Schedule 13D/A filed by the Sequoia Entities on November 3, 2005. Accordingly, such shares of Common Stock are not included in the amounts specified by the Reporting Person above.

On October 5, 2005, Saba Software, Inc. (the “Issuer”) entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) by and among the Issuer, Spruce Acquisition Corporation, Spruce Acquisition, LLC and Centra, pursuant to which Centra would become a wholly-owned subsidiary of the Issuer (the “Merger”). In connection with the Merger Agreement, Centra and certain shareholders of the Issuer, consisting of Pequot Private Equity Fund III, L.P., Pequot Offshore Private Equity Partners III, L.P. (the “Pequot Entities”), Sequoia Capital IX, Sequoia Capital IX Principals Fund, Sequoia Capital Entrepreneurs Annex Fund, Sequoia Capital Franchise Fund and Sequoia Capital Franchise Partners (the “Sequoia Entities” and together with the Pequot Entities, the “Voting Stockholder Parties”) entered into a voting agreement (the “Voting Agreement”) wherein the Reporting Person and the Voting Stockholder Parties agreed to vote in favor of the Merger at any meeting of the stockholders of the Issuer and every action by written consent. The Merger closed on January 31, 2006 and the Voting Agreement terminated on such date.

Page 3 of 5 Pages

Item 1.	(a)	NAME OF ISSUER Saba Software, Inc.

Item 1.	(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES: 2400 Bridge Parkway, Redwood Shores, CA 94065-1166

Item 2.	(a)	NAME OF PERSON FILING: Babak Yazdani

Item 2.	(b)	ADDRESS OF PRINCIPAL OFFICE 2400 Bridge Parkway, Redwood Shores, CA 94065-1166

Item 2.	(c)	CITIZENSHIP: USA

Item 2.	(d)	TITLE OF CLASS OF SECURITIES: Common Stock

Item 2.	(e)	CUSIP Number: 784932600

Item 3.	Not applicable.

Page 4 of 5 Pages

Item 4.	OWNERSHIP The following information with respect to the ownership of the Common Stock of the Issuer by the person filing this Statement is provided as of December 31, 2005:

(a)

Amount Beneficially Owned:

1,753,234 shares. Includes (i) 1,406,203 shares of common stock held in the Yazdani Family Trust of which Mr. Yazdani is trustee; (ii) 50,000 shares of common stock held in The 2001 Yazdani GRAT dtd 11/26/01 of which Mr. Yazdani is trustee; (iii) 125,000 shares of common stock held in The 2002 Yazdani GRAT dtd 12/30/02 of which Mr. Yazdani is trustee; and (iv) 172,031 shares subject to options exercisable within 60 days of December 31, 2005.

(b) Percent of Class: 9.7%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 1,753,234

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 1,753,234

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF THE GROUP Not applicable.

Item 10.	CERTIFICATION Not applicable.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2006

/s/ Babak Yazdani
Babak Yazdani